UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Convertible Debentures issued on July 17, 2020, August 14, 2020 and November 13, 2020

As previously disclosed in the Reports of Foreign Private Issuer on Form 6-K filed with the SEC, pursuant to a securities purchase agreement dated June 19, 2020 with certain investor, China Xiangtai Food Co., Ltd. (the “Company”) issued a convertible debenture in the amount of $700,000 on June 19, 2020, as amended (the “Fourth Convertible Debenture”), a convertible debenture in the amount of  $700,000 of principal on July 17, 2020, as amended (the “Fifth Convertible Debenture”), a convertible debenture in the amount of $300,000 on August 14, 2020, as amended (the “Sixth Convertible Debenture”), and a convertible debenture in the amount of  $300,000 on November 13, 2020, as amended (the “Seventh Convertible Debenture”). As of the date of this report, the Fourth Convertible Debenture has been retired. The Fifth, Sixth and Seventh Convertible Debentures (each a “Convertibe Debenture” and collectively the “Convertible Debentures”) are outstanding.

On June 10, 2021, the then holder of the Convertibe Debentures entered into an assignment agreement with certain investor (the “Holder”), pursuant to which the Convertible Debentures were sold, transferred and assigned to the Holder.

On April 20, 2022, the Company entered in an amendment agreement (the “Amendment Agreement”) with the Holder to amend the “Maturity Date” of each Convertible Debenture to December 31, 2022, to amend the “Conversion Price” to $0.66 per share, and to remove the “Floor Price” of each Convertible Debenture.

Additionally, pursuant to the Convertible Debentures, the Company shall make monthly payments if the daily VMAP is less than the floor price for a period of ten (10) consecutive trading days (each such occurrence, a “Triggering Event”), beginning on the 30th day after the date of the Triggering Event, for so long as such conditions exist after a Triggering Event. Pursuant the Amendment Agreement, such monthly payment of the Convertible Debentures has been waived and cancelled pursuant to the Amendment Agreement.

The Amendment Agreement is filed as Exhibits 10.1 to this Report of Foreign Private Issuer on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Amendment Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibit Index

Exhibit No.	Description
99.1	Amendment Agreement, dated April 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022	China Xiangtai Food Co., Ltd.

	By:	/s/ Zheshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board